SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: Thursday, June 2, 2011

Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson Sr. V.P., Chief Financial Officer Shaw Communications Inc.

CORPORATE ACCESS NUMBER: 200429801
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
AMENDMENT AND REGISTRATION
OF RESTATED ARTICLES
SHAW COMMUNICATIONS INC.
AMENDED ITS ARTICLES ON 2007/07/11.

Articles of Amendment Business Corporations Act Section 29 or 177

1.	Name of Corporation	2.	Corporate Access Number

	Shaw Communications Inc.		200429801
3	~~Item number~~ _____ ~~of the Articles of the above named corporation are amended in accordance with-Section~~ _____ ~~of-the Business Corporations Act.~~

The Articles of the above named corporation are amended as follows:
(1)
Pursuant to Section 173(1)(c) of the Business Corporations Act (Alberta), the number of authorized Class A Participating Shares in the capital of the Corporation shall be increased by 11,359,932 shares;

(2)
Pursuant to Sections 27.1(2) and 173(1)(f) of the Business Corporations Act (Alberta), each issued and outstanding Class A Participating Share and each issued and outstanding Class B Non-Voting Participating Share in the capital of the Corporation shall be divided on a two-for-one basis; provided that the effective time of the division of each issued and outstanding Class A Participating Share and each issued and outstanding Class B Non-Voting Participating Share shall be the close of business on July 30, 2007 or such other date as is established prior thereto by the Board of Directors of the Corporation and publicly announced by the Corporation; and

(3)	Pursuant to Section 173(1)(1) of the Business Corporations Act (Alberta), the minimum and maximum number of directors shall be changed from 10 and 15, respectively, to 8 and 20, respectively;
such that Schedule I currently attached to and forming part of the Articles of the Corporation be deleted in its entirety and replaced with the amended Schedule I annexed hereto.

/s/ Steve Wilson	STEVE WILSON	July 11, 2007

Authorized Signature	Name of Person Authorizing (please print)	Date
(applicable for societies only)

Known	SENIOR VICE PRESIDENT

Identification	Title (please print)
(not applicable for societies)
This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for the Alberta Government, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

SHAW COMMUNICATIONS INC.
(THE “CORPORATION”)
RESTATED ARTICLES OF INCORPORATION
SCHEDULE I
The Corporation is authorized to issue:
(a)	that number of Class A Participating Shares equal at any particular time to:
(i)	22,719,864; plus
(ii)
that number of Class B Non-Voting Participating Shares in respect of which the holders thereof have validly exercised their right of conversion into Class A Participating Shares pursuant to the provisions set forth in paragraph I(4) of these Articles at or prior to such time; less

(iii)
that number of Class A Participating Shares in respect of which the holders have validly exercised their right of conversion into Class B Non-Voting Participating Shares pursuant to the provisions set forth in paragraph I(2) of these Articles at or prior to such time,

(b)	an unlimited number of Class B Non-Voting Participating Shares,

(c)	an unlimited number of Class 1 Preferred Shares, and

(d)	an unlimited number of Class 2 Preferred Shares,
all subject to the following rights, privileges, restrictions and conditions:
I. CLASS A SHARES AND CLASS B NON-VOTING SHARES
1.	Dividends
(a)	Definitions and Interpretation. Where used herein, the following terms shall have the meanings set forth below.
(i)
“Class A Shares” means the Class A Participating Shares in the capital of the Corporation and “Class B Non-Voting Shares” means the Class B Non-Voting Participating Shares in the capital of the Corporation.

(ii)	“Stock Dividend” means a stock dividend declared by the directors of the Corporation after January 21, 2004.

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(iii)	“Initial Issued Shares” means the aggregate number of Class A Shares and Class B Non-Voting Shares issued and outstanding on January 21, 2004.
(iv)	“Base Amount” means one-half of one cent adjusted in accordance with the following formula from time to time:
(Initial Issued Shares (unadjusted) / (Initial Issued Shares Plus Aggregate Number of Class A and Class B Non-Voting Shares Issued as Stock Dividends after January 21, 2004, in each case as Adjusted to Reflect Share Subdivisions or Consolidations after that date)) x one-half of one cent = Base Amount provided that if the announced current policy of the directors of the Corporation is to declare and pay or set aside for payment regular dividends more frequently than annually, then each reference in this definition to one-half of one cent shall be read as a reference to one-half of one cent divided by the frequency per fiscal year in respect of which the directors of the Corporation have an announced current policy to declare and pay, or set aside for payment of, dividends.
(v)
“Dividend Period” means the period not exceeding one year in respect of which the directors of the Corporation have an announced current policy to declare and pay or set aside for payment of regular dividends. In the absence of any announced current policy with respect to dividends, the Dividend Period shall be the fiscal year of the Corporation.

(b)	Entitlement to Dividends.
(i)
Holders of the Class B Non-Voting Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares, the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class B Non-Voting Shares, be entitled to receive, in each Dividend Period of the Corporation and as and when declared by the directors out of money properly available for the payment of dividends, such dividends as the directors of the Corporation may in their discretion determine.

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(ii)
Holders of the Class A Shares shall, subject to the rights, privileges, restrictions and conditions attaching to the Class 1 Preferred Shares and the Class 2 Preferred Shares and any other class of shares of the Corporation ranking senior in right of payment to the Class A Shares, be entitled to receive, in each Dividend Period of the Corporation, dividends per share equal to the dividends, if any, declared on the Class B Non-Voting Shares in such Dividend Period less the Base Amount. In furtherance thereof, no dividend on the Class A Shares shall be declared, paid or set aside for payment in any Dividend Period until an amount at least equal to the Base Amount per share shall have been declared on the Class B Non-Voting Shares in such Dividend Period.

(iii)
For greater certainty, whenever in any Dividend Period an amount at least equal to the Base Amount shall have been declared on the Class B Non-Voting Shares, any amount of dividends in excess of the Base Amount declared in such Dividend Period shall be declared in equal or equivalent amounts per share on all Class A Shares and all Class B Non-Voting Shares at the time outstanding, without preference or distinction.

(iv)
If in any Dividend Period the directors of the Corporation in their discretion shall not declare dividends on the Class B Non-Voting Shares or shall declare dividends thereon in an amount less than the Base Amount, neither the holders of the Class B Non-Voting Shares nor the holders of the Class A Shares shall have any right to any greater dividend than the dividend, if any, actually declared for such Dividend Period, and any claim therefor shall be forever extinguished.

(c)	Stock Dividends. Notwithstanding anything in clause (b) above, the Board of Directors of the Corporation may at any time, and from time to time, declare and pay a Stock Dividend:
(i)
payable in Class B Non-Voting Shares on the Class A Shares; provided that at the same time, a Stock Dividend payable in Class B Non- Voting Shares is declared and paid in the same number per share on the Class B Non- Voting Shares; or

(ii)
payable in Class B Non-Voting Shares on the Class B Non-Voting Shares; provided that at the same time, a Stock Dividend payable in Class B Non-Voting Shares is declared and paid in the same number per share on the Class A Shares.

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2.	Conversion of Class A Shares.
(a)
Any holder of Class A Shares shall be entitled at his or her option at any time (subject as hereinafter provided) to have all or any of the Class A Shares held by him or her converted into Class B Non-Voting Shares as the same shall be constituted at the time of conversion upon the basis of one Class B Non-Voting Share for each one Class A Share in respect of which the conversion right is exercised.

(b)
The conversion right herein provided for may be exercised by notice in writing given to the transfer agent for the Class B Non-Voting Shares accompanied by the certificate or certificates representing Class A Shares in respect of which the holder thereof desires to exercise such right of conversion. Such conversion notice shall be signed by the person registered on the books of the Corporation as the holder of the Class A Shares in respect of which such right is being exercised or by his or her duly authorized attorney and shall specify the number of Class A Shares which the holder desires to have converted.

(c)
Upon receipt of a conversion notice, the Corporation shall issue certificates representing Class B Non-Voting Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class A Shares represented by the certificate or certificates accompanying such notice. If fewer than all the Class A Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class A Shares representing the shares comprised in the original certificate which are not to be converted.

3.
Subdivision, Consolidation etc. Neither the Class A Shares nor the Class B Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

4.	Coattail Provisions.
(a)	For the purposes of clauses (a) to (i) of this paragraph (4):
(i)	“affiliate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;
(ii)	“associate” has the meaning assigned by the Securities Act (Alberta) as amended from time to time;
(iii)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

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(iv)	“Converted Shares” means Class A Voting Shares resulting from the conversion of Class B Non-Voting Shares into Class A Shares pursuant to clause (b);
(v)	“Exclusionary Offer” means an offer to purchase Class A Shares that:
A.
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

B.
is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non- Voting Shares;
(vi)	“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;
(vii)	“Offer Date” means the date on which an Exclusionary Offer is made;
(viii)
“Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(ix)	“transfer agent” means the transfer agent for the time being of the Class A Shares.

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(b)
Subject to clause (e), if an Exclusionary Offer is made, each outstanding Class B Non-Voting Share shall be convertible into one Class A Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B Non-Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class B Non-Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class A Shares as above prescribed and in accordance with clause (d). If less than all of the Class B Non-Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class B Non-Voting Shares represented by the original share certificate which are not to be converted.

(c)
An election by a holder of Class B Non-Voting Shares to exercise the conversion right provided for in clause (b) shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class B Non-Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class B Non-Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class B Non-Voting Shares pursuant to such deemed election shall become effective,

(i)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(ii)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

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(d)
No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the offer. If Converted Shares are converted into Class B Non-Voting Shares pursuant to clause (c), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class B Non-Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this clause (d).

(e)	Subject to clause (f), the conversion right provided for in clause (b) shall not come into effect if:
(i)
prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

A.
tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

B.	make any Exclusionary Offer;
C.	act jointly or in concert with any person or company that makes any Exclusionary Offer; or
D.
transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

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(iii)
as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more Shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

A.	the number of Class A Shares owned by the shareholder;
B.	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;
C.
that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

D.
that such shareholder shall not transfer any Class A Shares directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(iii)
as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

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(f)
If a notice referred to in sub-clause (e)(i)A, (e)(i)D, (e)(ii)C or (e)(ii)D is given and the conversion right provided for in clause (c) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (e)(i) or (e)(ii). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (e)(i)D or (e)(ii)D shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clause (e) shall cease to apply and the conversion right provided for in clause (b) shall be in effect for the remainder of the Conversion Period.

(g)
As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class B Non-Voting Shares a notice advising the holders as to whether they are entitled to convert their Class B Non-Voting Shares into Class A Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of clause (f) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(h)	If a notice referred to in clause (g) discloses that the conversion right has come into effect, the notice shall:
(i)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;
(ii)	include the information set out in clause (c) hereof; and
(iii)
be accompanied by a copy of the offer and all other material sent to holders of Class A Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class A Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Class B Non-Voting Shares.

(i)
Prior to or forthwith after sending any notice referred to in clause (g), the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

5.
Liquidation, Dissolution or Winding Up. In the event of liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Shares and Class B Non-Voting Shares shall be paid or distributed equally, share for share, between the holders of the Class A Shares and the Class B Non-Voting Shares respectively, without preference or distinction.

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6.
Offer by the Corporation to Purchase Class A Shares. The Corporation may not make an offer to purchase Class A Shares unless at the same time it makes an offer to purchase at the same price and on the same terms as to payment, that number of Class B Non-Voting Shares that is the same proportion of all the Class B Non-Voting Shares then outstanding as the proportion that the Class A Shares with respect to which the Corporation intends to make an offer to purchase is of all the Class A Shares then outstanding.

7.
Voting Rights. The holders of the Class A Shares shall be entitled to receive notice of, to attend, and to one vote in respect of each Class A Share held at, all meetings of the shareholders of the Corporation. The holders of the Class B Non-Voting Shares shall be entitled to receive 21 days’ written notice of, and to attend, in person or by proxy, all meetings of the shareholders of the Corporation and to speak thereat to the same extent as can the holders of Class A Shares, but, subject to the Business Corporations Act (Alberta), shall not be entitled to vote upon any matter whatsoever, at any such meeting, except upon a resolution to authorize the liquidation, dissolution or winding up of the Corporation or the distribution of assets among its shareholders for the purpose of winding up its affairs.

8.	Same Rights. Save as aforesaid, each Class A Share and each Class B Non-Voting Share shall have the same rights and attributes and be the same in all respects.
II. CLASS 1 PREFERRED SHARES
1.
Issuance in Series. The Class 1 Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, the directors of the Corporation may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends; the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof; conversion rights (if any); and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

2.
Voting Rights. The holders of Class 1 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of shareholders of the Corporation, other than a meeting of holders of Class 1 Preferred Shares of such series or a meeting of holder of the class of Class 1 Preferred Shares, as provided by applicable law.

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3.	Priority.
(a)
The shares of each successive series of Class 1 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends of not less than one-hundredth (1/100) of a cent per share.

(b)
If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(c)
No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 1 Preferred Shares shall confer upon the shares of that or any other series of the Class 1 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares of any other series of the Class 1 Preferred Shares.

(d)
The Class 2 Preferred Shares, the Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Subject to clauses (3)(a), (b), and (c), Class 1 Preferred Shares of any series may be given such preferences over, or rights to participate with, any shares of the Corporation ranking junior to the Class 1 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

4.
Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 1 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series;

(a)
may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series; and

(b)
may be converted into any other series of Class 1 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and upon such terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares of such series.

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5.
Pre-Emptive Rights. No holder of Class 1 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to a particular series of Class 1 Preferred Shares authorized to be issued, the holders of such series of Class 1 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

III. CLASS 2 PREFERRED SHARES
1.
Issuance in Series. The Class 2 Preferred Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designations, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative; the dates of payment of dividends, the redemption price and terms and conditions of redemption, including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof; conversion rights, if any and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

2.
Voting Rights. The holders of the Class 2 Preferred Shares of any series shall not be entitled to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of the class of Class 2 Preferred Shares, as provided by applicable law.

3.	Priority.
(a)
The shares of each successive series of Class 2 Preferred Shares shall have a preference over the Class A Shares and the Class B Non-Voting Shares of the Corporation as to dividends in right of payment.

(b)
If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

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(c)
No preferences, rights, conditions, restrictions, limitations or prohibitions attached to a series of Class 2 Preferred Shares shall confer upon the shares of that or any other series of Class 2 Preferred Shares a priority in respect of voting, dividends or return of capital over the shares or any other series of Class 2 Preferred Shares.

(d)
The Class A Shares and the Class B Non-Voting Shares of the Corporation shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares and each series thereof; and the Class 2 Preferred Shares and each series thereof shall rank junior to and shall be subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 1 Preferred Shares and each series thereof. Class 2 Preferred Shares of any series may be given such preferences over, or rights to participate with any shares of the Corporation ranking junior to the Class 2 Preferred Shares (including in respect of, but not in any way limited to, payment of dividends, repayment of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary) as may be fixed by the directors of the Corporation in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

4.
Conversion and Redemption. Subject to the applicable provisions of the Business Corporations Act (Alberta) and the provisions attached to any particular series, Class 2 Preferred Shares of any series, if so provided in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series

(a)
may be purchased for cancellation or made subject to redemption at the option of the Corporation or the holder thereof at such times and at such prices and upon such other terms and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares; and

(b)
may be converted into any other series of Class 2 Preferred Shares or into any other securities of the Corporation (except Class A Shares) or any other corporation or other issuer of securities, at such times and conditions as may be specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class 2 Preferred Shares.

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5.
Pre-emptive Rights. No holder of Class 2 Preferred Shares shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any issue of shares, or of bonds, debentures, or other securities of the Corporation whether now or hereafter authorized or issued; provided, however that notwithstanding the foregoing, if so specified in the preferences, rights, conditions, restrictions, limitations and prohibitions, attached to a particular series of Class 2 Preferred Shares authorized to be issued, the holders of such series of Class 2 Preferred Shares may be given a pre-emptive right to subscribe for the purchase or to receive all or a part of the issue of shares or of bonds, debentures or other securities of the Corporation or another corporation whether now or hereafter authorized or issued upon such terms and conditions as may be specified in such preferences, rights, conditions, restrictions, limitations and prohibitions attached to such series.

IV. CONSTRAINED SHARE PROVISIONS
1.	Definitions and Interpretation.
(a)	For the purposes of this Section IV, the following terms shall have the meanings set forth below:
(i)	“Act” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended as now enacted or as the same may from time to time be amended, varied, replaced, restated, re- enacted or supplemented.
(ii)	“Constrained Class” means
A.	persons who are not Canadians within the meaning of any of the Communications Statutes, or

B.
persons where the issue or transfer of Voting Shares to any such persons will affect the ability of the Corporation or any of its affiliates or associates to qualify under any of the Communications Statutes in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation or any of its affiliates or associates is engaged in or proposes to engage in.

(iii)	“Communications Statutes” means
A.	the Telecommunications Act,

B.	the Radiocommunication Act,

C.	the Broadcasting Act, and

D.
any other law of Canada or a province of Canada which is currently or hereafter prescribed pursuant to Section 174 of the Act, and which will affect the ability of the Corporation or any of its affiliates or associates to qualify in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation is engaged in or proposes to engage in,

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as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented together with any regulations, Orders in Council, or licences promulgated, made or issued under such laws.
(iv)
“Maximum Aggregate Holdings” means Voting Shares which represent an aggregate of 33 1/3% of the total number of issued and outstanding Voting Shares (or such greater percentage of the total number of Voting Shares that may be permitted to be held by or on behalf of persons in the Constrained Class under any of the Communications Statutes without resulting in a contravention thereof in respect of the ownership or control of the Corporation or any of its affiliates or associates), which is the total number of Voting Shares that may be held from time to time by or on behalf of persons in the Constrained Class;

(v)	“Regulations” means the regulations under the Act as now enacted or as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented;
(vi)	“Shares” means shares of any class in the capital of the Corporation, including the Voting Shares; and
(vii)
“Voting Shares” means the Class A participating shares of the Corporation and any other shares of the Corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing, and includes a security that is convertible into such a share and a currently exercisable option to or right to acquire such a share or such a convertible security.

(b)
All terms used in this Section IV which are defined in the Act or the Regulations shall have the meanings ascribed thereto in the Act or the Regulations, except as otherwise expressly provided for herein.

(c)
Any reference in this Section IV to any section of the Act or the Regulations shall include a reference to that section as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemental.

(d)
The powers of the directors of the Corporation to refuse to issue or register the transfer of a Share, or to sell a Share pursuant to this Section IV are without prejudice to any other powers of the directors of the Corporation with respect to such matters in the articles of the Corporation, under any of the Communications Statutes or otherwise.

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2.	Restriction on the Issue, Transfer and Ownership of Voting Shares.
(a)	The directors of the Corporation shall not issue a Voting Share and shall refuse to register a transfer of a Voting Share to a person who is a member of the Constrained Class if:
(i)
the total number of Shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares would cause the number of Shares held by persons in the Constrained Class to exceed the Maximum Aggregate Holdings; or

(ii)
the total number of Shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Voting Shares is to a person in the Constrained Class.

(b)
If, for whatever reason, the Maximum Aggregate Holdings by members of the Constrained Class is exceeded, the Corporation may, to the extent permitted by the Act or the Regulations, or by any of the Communications Statutes, for the purpose of ensuring that the Maximum Aggregate Holdings of members of the Constrained Class is not exceeded, sell, as if it were the owner thereof, any Voting Shares that are owned by members of the Constrained Class, subject to the provisions of the Act and the Regulations and of the Communications Statutes.

(c)
The directors of the Corporation may refuse to issue a Voting Share or register a transfer of a Voting Share, if the issue or transfer, as the case may be, is to be person who may be a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Voting Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.

(d)
For the purposes of this Section IV, where a Voting Share is held, beneficially owned or controlled jointly by one or more of the joint holders, beneficial owners or persons controlling the Voting Share who is a member of the Constrained Class, the Voting Share is deemed to be held, beneficially owned or controlled, as the case may be, by such member of the Constrained Class.

3.	Restriction on the Issue and Transfer of Shares. The directors of the Corporation may refuse to issue a Share or register a transfer of a Share, if
(a)	the issue or transfer requires the prior approval of a regulatory authority under any of the Communications Statutes unless and until such approval has been received, or
(b)
the issue or transfer is to a person who, in respect of the issue or registration of the transfer of such Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the directors and has not furnished such information.

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4.	No Claims.
(a)
No shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or intended pursuance of the provisions of these Articles or any breach or alleged breach by the Corporation of any of the provisions of these Articles, and, for greater certainty, no such person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach or alleged breach of such provisions.

(b)
In the administration of the provisions of this Section IV, the directors of the Corporation shall enjoy, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the Act and the Regulations, as well as all powers contemplated by the Communications Statutes relating to the ownership of shares by persons that are not Canadians.

5.	General.
(a)
Subject to the Act and the Regulations, the directors of the Corporation may establish, amend or repeal any procedures required to administer the constrained share provisions set out in this Section IV and to require any affidavit, declaration or other statement required under any of the Communications Statutes.

(b)
In the event of any conflict between the provisions of this Section IV and of the provisions in the Act or the Regulations relating to constrained share corporations, or of the provisions of any of the Communications Statutes, the provisions in the Act and Regulations, or the Communications Statutes, as the case may be, shall prevail, and the provisions of this Section IV shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

(c)
The invalidity or unenforceability of any provision, in whole or in part, of this Section IV for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

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SPLIT SCHEDULE
Pursuant to Sections 27.1(2) and 173(1)(f) of the Business Corporations Act (Alberta), each issued and outstanding Class A Participating Share and each issued and outstanding Class B Non-Voting Participating Share in the capital of the Corporation shall be divided on a two-for-one basis; provided that the effective time of the division of each issued and outstanding Class A Participating Share and each issued and outstanding Class B Non-Voting Participating Share shall be the close of business on July 30, 2007 or such other date as is established prior thereto by the Board of Directors of the Corporation and publicly announced by the Corporation.

CORPORATE ACCESS NUMBER: 200429801
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
AMENDMENT
SHAW COMMUNICATIONS INC.
AMENDED ITS ARTICLES TO CREATE SHARES IN SERIES ON 2011/05/26.
THE INFORMATION IN THIS DOCUMENT IS
AN ACCURATE REPRODUCTION OF DATA
CONTAINED WITHIN THE OFFICIAL
RECORDS OF ALBERTA REGISTRIES.

ALBERTA	Articles Of Amendment Business Corporations Act Section 29 or 177

1. Name of Corporation	2. Corporate Access Number

SHAW COMMUNICATIONS INC.	200429801
3.	The articles of the above named Corporation are amended in accordance with the provisions of the Business Corporations Act (“the Act”) as follows:

Pursuant to section 29(1) of the Act, by the creation of two series of Class 2 Preferred Shares consisting of 12,000,000 shares designated as Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A and 12,000,000 shares designated as Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B which, in addition to the rights, privileges, restrictions and conditions attached to the Class 2 Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions shown in the attached Shares in Series provisions.

Paul Bachand	/s/ Paul Bachand

Name of Person Authorizing (please print)	Signature

Assistant Corporate Secretary	2011/05/26

Title (please print)	Date

SHAW COMMUNICATIONS INC.
(the “Corporation”)
SHARES IN SERIES
May 26, 2011
I. Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A
The first series of Class 2 Preferred Shares of the Corporation shall consist of 12,000,000 shares designated as Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the Class 2 Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series A Preferred Shares shall be as follows:
1.	Interpretation
(a)	In these Series A Preferred Share provisions, the following expressions have the meanings indicated:
(i)
“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.00%;

(ii)
“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iii)
“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(iv)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;
(v)	“Book-Entry Shares” means the Series A Preferred Shares held through the Book-Based System;
(vi)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;
(vii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;
(viii)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series A Preferred Shares;

(ix)
“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(x)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;
(xi)
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.00%;

(xii)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;
(xiii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;
(xiv)
“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xv)	“Initial Fixed Rate Period” means the period from and including the date of issue of the Series A Preferred Shares to, but excluding, June 30, 2016;
(xvi)
“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xvii)	“Participants” means the participants in the Book-Based System;
(xviii)
“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to, but excluding, such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xix)	“Quarter” means a three-month period ending on March 30, June 30, September 30 or December 31;

(xx)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing June 30, 2016;
(xxi)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to, but excluding, the next succeeding Quarterly Commencement Date;
(xxii)	“Series A Conversion Date” means June 30, 2016, and June 30 in every fifth year thereafter;
(xxiii)	“Series B Preferred Shares” means the Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B of the Corporation;
(xxiv)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including June 30, 2016, to, but excluding, June 30, 2021, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to, but excluding, June 30 in the fifth year thereafter;

(xxv)	“System Operator” means CDS or its nominee or any successor thereof; and
(xxvi)
“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on three-month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. Auction results are quoted on the Bloomberg page “CA3MAY<INDEX>”.

(b)
The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)
If any day on which any dividend on the Series A Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends
(a)
During the Initial Fixed Rate Period, the holders of the Series A Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly available for the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.125 per share, payable quarterly on each Dividend Payment Date in each year (less any tax required to be deducted and withheld by the Corporation). The first dividend, if declared, shall be payable on September 30, 2011, and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.125 by the number of days in the period from and including the date of issue of the Series A Preferred Shares to, but excluding, September 30, 2011, and dividing that product by 365 (less any tax required to be deducted and withheld by the Corporation).

(b)
During each Subsequent Fixed Rate Period, the holders of the Series A Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly available for the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00 (less any tax required to be deducted and withheld by the Corporation).

(c)
On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series A Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series A Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each registered holder of Series A Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(d)
If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(e)
If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series A Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly available, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, for the payment of the dividend.

(f)
Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bank in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(g)	The holders of the Series A Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

3.	Purchase for Cancellation
Subject to the provisions of paragraphs I(5) and I(9) and subject to such provisions of the Business Corporations Act (Alberta) as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series A Preferred Shares outstanding from time to time:
(a)	through the facilities of any stock exchange on which the Series A Preferred Shares are listed,
(b)	by invitation for tenders addressed to all the holders of record of the Series A Preferred Shares outstanding, or

(c)	in any other manner,
at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series A Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series A Preferred Shares so tendered by each of the holders of Series A Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series A Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.
4.	Redemption
(a)
The Series A Preferred Shares shall not be redeemable prior to June 30, 2016. Subject to the provisions of paragraph I(9), on June 30, 2016, and on June 30 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may, at its option, redeem all or any part of the Series A Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to, but excluding, the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series A Preferred Share is $25.00.

(b)
In any case of redemption of Series A Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series A Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series A Preferred Shares. Such notice shall be mailed by ordinary unregistered first class prepaid mail addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series A Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series A Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series A Preferred Shares called for redemption, subject to the provisions of paragraph I(14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bank in Canada. Such Series A Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series A Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series A Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective registered holders of such Series A Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Business Corporations Act (Alberta) as may be applicable, in case a part only of the then outstanding Series A Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors of the Corporation or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors of the Corporation so decides, such shares may be redeemed pro rata (disregarding fractions).
5.	Conversion into Series B Preferred Shares
(a)
The Series A Preferred Shares shall not be convertible prior to June 30, 2016. Holders of Series A Preferred Shares shall have the right to convert on each Series A Conversion Date, subject to the provisions hereof, all or any of their Series A Preferred Shares into Series B Preferred Shares on the basis of one Series B Preferred Share for each Series A Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series A Conversion Date, give notice in writing in accordance with the provisions of clause 2(c) of paragraph I(2) to the then registered holders of the Series A Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series A Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised and be accompanied by a form of exercise notice by which such conversion right may be exercised. On the 30th day prior to each Series A Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series A Preferred Shares of the Annual Fixed Dividend Rate for the Series A Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series B Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of clause 2(c) of paragraph I(2).

(b)
If the Corporation gives notice as provided in paragraph I(4) to the holders of the Series A Preferred Shares of the redemption of all of the Series A Preferred Shares, then the right of a holder of Series A Preferred Shares to convert such Series A Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in clause (a) of this paragraph (5).

(c)
Holders of Series A Preferred Shares shall not be entitled to convert their shares into Series B Preferred Shares if the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series B Preferred Shares, after having taken into account all Series A Preferred Shares tendered for conversion into Series B Preferred Shares and all Series B Preferred Shares tendered for conversion into Series A Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of clause 2(c) of paragraph I(2) to all affected registered holders of the Series A Preferred Shares at least seven days prior to the applicable Series A Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series A Conversion Date, at the expense of the Corporation, to such holders of Series A Preferred Shares who have surrendered for conversion any certificate or certificates representing Series A Preferred Shares, certificates representing the Series A Preferred Shares represented by any certificate or certificates so surrendered.

(d)
If the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series A Preferred Shares, after having taken into account all Series A Preferred Shares tendered for conversion into Series B Preferred Shares and all Series B Preferred Shares tendered for conversion into Series A Preferred Shares, then all of the remaining outstanding Series A Preferred Shares shall be converted automatically into Series B Preferred Shares on the basis of one Series B Preferred Share for each Series A Preferred Share on the applicable Series A Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of clause 2(c) of paragraph I(2) to the then registered holders of such remaining Series A Preferred Shares at least seven days prior to the Series A Conversion Date.

(e)
The conversion right may be exercised by a registered holder of Series A Preferred Shares by notice in writing, in a form provided by the Corporation pursuant to clause (a) of this paragraph (5) or in another form satisfactory to the Corporation (the “Series A Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series A Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series A Conversion Date. The Series A Conversion Notice shall indicate the number of Series A Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series B Preferred Shares are in the Book-Based System, if the Series B Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series A Preferred Shares to be converted, the Series A Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series B Preferred Shares in some other name or names (the “Series B Transferee”) and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series B Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series B Transferee to hold such Series B Preferred Shares. On any conversion of Series A Preferred Shares to Series B Preferred Shares where the holder of the Series A Preferred Shares provides a Series A Conversion Notice designating a Series B Transferee, the Series B Preferred Shares shall be issued in the name of such Series B Transferee; provided however, that such holder pay any applicable security transfer taxes.

(f)
If all remaining outstanding Series A Preferred Shares are to be converted into Series B Preferred Shares on the applicable Series A Conversion Date as provided for in clause (d) of this paragraph (5), the Series A Preferred Shares that holders have not previously elected to convert shall be converted on the Series A Conversion Date into Series B Preferred Shares and the holders thereof shall be deemed to be holders of Series B Preferred Shares at 5:00 p.m. (Toronto time) on the Series A Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series A Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series B Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph I(14).

(g)
Subject to clause (h) of this paragraph (5) and paragraph I(14), as promptly as practicable after the Series A Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series B Preferred Shares registered in the name of the holders of the Series A Preferred Shares converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series A Preferred Shares of the certificate or certificates for the Series A Preferred Shares converted. If only a part of such Series A Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series A Conversion Notice, the Series A Preferred Shares converted into Series B Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph I(14), to deliver to the holders of the Series A Preferred Shares converted share certificates representing the Series B Preferred Shares into which such shares have been converted.

(h)
The obligation of the Corporation to issue Series B Preferred Shares upon conversion of any Series A Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series B Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;
(ii)	the issuing of such Series B Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or
(iii)	for any reason beyond its control, the Corporation is unable to issue Series B Preferred Shares or is unable to deliver Series B Preferred Shares.
(i)
The Corporation reserves the right not to deliver Series B Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series B Preferred Shares, and the Corporation shall attempt to sell such Series B Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series B Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series B Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding-up
In the event of a Liquidation, the holders of the Series A Preferred Shares shall be entitled to receive $25.00 per Series A Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series A Preferred Shares have been paid to, but excluding, the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A Participating Shares or the Class B Non-Voting Participating Shares or to the holders of any other shares ranking junior to the Series A Preferred Shares in any respect. After payment to the holders of the Series A Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.
7.	Voting Rights
The holders of the Series A Preferred Shares will not be entitled to receive notice of, to attend, or vote at any meeting of the shareholders of the Corporation, other than as provided by applicable law.
In the event that, at any time, the Corporation has failed to pay eight quarterly dividends on the Series A Preferred Shares which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends, the Corporation shall take all necessary steps to nominate for election to the Board of Directors of the Corporation one independent candidate proposed by the holders of the Series A Preferred Shares, the Series B Preferred Shares and the holders of any other preferred shares in the capital of the Corporation in whose favour any similar right to nominate upon failure by the Corporation to pay dividends is then in force, all holders of such preferred shares to be considered together as one class for the purpose of proposing such candidate.
Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Corporation’s failure to pay such dividends as described in the foregoing paragraph, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Corporation. Until all such dividends are paid in full, the Corporation shall take all necessary steps to nominate such a nominee for election at each annual shareholders’ meeting thereafter. When such dividends are paid in full, the foregoing obligations of the Corporation in this paragraph (7) shall be extinguished and such nominee, if then a member of the Board of Directors of the Corporation, shall forthwith resign. If the conditions give rise to an obligation to nominate under this paragraph (7), the Corporation shall establish such procedures and protocols as it may consider necessary or desirable in order to govern the process by which the applicable shareholders shall select the candidate to be proposed for nomination by the Corporation and to otherwise give effect to the foregoing provisions.
The obligation to nominate described in this paragraph (7) shall become effective again at such time as the Corporation has again failed to pay eight quarterly dividends on the Series A Preferred Shares, which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends.

8.	Restrictions on Partial Redemption or Purchase
So long as any of the Series A Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series A Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series A Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
9.	Restrictions on Payment of Dividends and Reduction of Junior Capital
So long as any of the Series A Preferred Shares are outstanding, the Corporation shall not:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series A Preferred Shares) on the Class A Participating Shares or the Class B Non-Voting Participating Shares or any other shares of the Corporation ranking junior to the Series A Preferred Shares with respect to payment of dividends; or

(b)
call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series A Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series A Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series A Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in clauses 9(a) and (b) of this paragraph (9).
10.	Issue of Additional Preferred Shares
No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series A Preferred Shares without the prior approval of the holders of the Series A Preferred Shares given as specified in paragraph I(11), nor shall the number of Series A Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of Class 2 Preferred Shares of the Corporation and, if all dividends then payable on the Series A Preferred Shares and Series B Preferred Shares shall have been paid or set apart for payment, from issuing additional Series A Preferred Shares, Series B Preferred Shares and/or shares of any such additional series of Class 2 Preferred Shares.
11.	Sanction by Holders of Series A Preferred Shares
The approval of the holders of the Series A Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series A Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series A Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series A Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation;

provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series A Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series A Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series A Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series A Preferred Shares. Notice of any such original meeting of the holders of the Series A Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series A Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series A Preferred Shares held by such holder.
12.	Tax Election
The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series A Preferred Shares shall be required to pay tax on dividends received on the Series A Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect.
13.	Withholding Taxes
(a)
Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series A Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series A Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada), or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(b)	For greater certainty, and notwithstanding any other provision of this Schedule, the Corporation shall not be required to pay any tax which may be:
(i)	imposed upon the person or persons to whom Series B Preferred Shares are issued,
(ii)	payable in respect of the issuance of such Series B Preferred Shares or a certificate therefor, or
(iii)	payable in respect of any transfer involved in the issuance and delivery of any certificate in the name or names other than that of the holder of the Series A Preferred Shares, in connection with the conversion of Series A Preferred Shares into Series B Preferred Shares.
The Corporation may refuse to issue any Series B Preferred Share or deliver any such Series B Preferred Share certificate unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or is otherwise not required to be paid in the circumstances.
14.	Book-Based System
(a)
Subject to the provisions of clauses (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs I(1) through I(13) of these share provisions, the Series A Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series A Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series A Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to clause (c) of this paragraph (14), no beneficial holder of Series A Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs I(1) through I(13), so long as the System Operator is the registered holder of the Series A Preferred Shares:
(i)
the System Operator shall be considered the sole owner of the Series A Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series A Preferred Shares or the delivery of Series B Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)
the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series A Preferred Shares, the cash redemption price for the Series A Preferred Shares or certificates for Series B Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series A Preferred Shares.

(c)
If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series A Preferred Shares from the Book-Based System, then clauses (a) and (b) of this paragraph (14) shall no longer be applicable to the Series A Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series A Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)
The provisions of paragraphs I(1) through I(13) and the exercise of rights of redemption and conversion, with respect to Series A Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds
Notwithstanding any other right, privilege, restriction or condition attaching to the Series A Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series A Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series A Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series A Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series A Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.
16.	Amendments
The provisions attaching to the Series A Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Business Corporations Act (Alberta), with any such approval to be given in accordance with paragraph I(11) and with any required approvals of any stock exchanges on which the Series A Preferred Shares may be listed.

II. Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B
The second series of Class 2 Preferred Shares of the Corporation shall consist of 12,000,000 shares designated as Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the Class 2 Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series B Preferred Shares shall be as follows:
1.	Interpretation
(a)	In these Series B Preferred Share provisions, the following expressions have the meanings indicated:
(i)
“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.00%;

(ii)
“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iii)
“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(iv)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;
(v)	“Book-Entry Shares” means the Series B Preferred Shares held through the Book-Based System;
(vi)	“Business Day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;
(vii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;
(viii)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series B Preferred Shares;
(ix)
“Dividend Payment Date” means the last day of March, June, September and December, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day;

(x)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xi)
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.00%;

(xii)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;
(xiii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;
(xiv)
“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xv)
“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xvi)	“Participants” means the participants in the Book-Based System;
(xvii)
“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to, but excluding, such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xviii)	“Quarter” means a three-month period ending on March 30, June 30, September 30 or December 31;
(xix)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing June 30, 2016;
(xx)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to, but excluding, the next succeeding Quarterly Commencement Date;
(xxi)	“Series A Preferred Shares” means the Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A of the Corporation;

(xxii)	“Series B Conversion Date” means June 30, 2021, and June 30 in every fifth year thereafter;
(xxiii)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including June 30, 2016, to, but excluding, June 30, 2021, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to, but excluding, June 30 in the fifth year thereafter;

(xxiv)	“System Operator” means CDS or its nominee or any successor thereof; and
(xxv)
“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on three-month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. Auction results are quoted on the Bloomberg page “CA3MAY<INDEX>”.

(b)
The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)
If any day on which any dividend on the Series B Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Dividends
(a)
During each Quarterly Floating Rate Period, the holders of the Series B Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors of the Corporation, out of the moneys of the Corporation properly available for the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year (less any tax required to be deducted and withheld by the Corporation).

(b)
On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series B Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series B Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each registered holder of Series B Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(c)
If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(d)
If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series B Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly available, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, for the payment of the dividend.

(e)
Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bank in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(f)	The holders of the Series B Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).
3.	Purchase for Cancellation
Subject to the provisions of paragraphs II(5) and II(9) and subject to such provisions of the Business Corporations Act (Alberta) as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series B Preferred Shares outstanding from time to time:
(a)	through the facilities of any stock exchange on which the Series B Preferred Shares are listed,
(b)	by invitation for tenders addressed to all the holders of record of the Series B Preferred Shares outstanding, or
(c)	in any other manner,
at the lowest price or prices at which, in the opinion of the Board of Directors of the Corporation, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series B Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series B Preferred Shares so tendered by each of the holders of Series B Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series B Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares.

4.	Redemption
(a)
Subject to the provisions of paragraph II(9), the Corporation, upon giving notice as herein provided, may, at its option, redeem all or any part of the Series B Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to:

(i)	$25.00 in the case of a redemption on a Series B Conversion Date on or after June 30, 2021, plus all accrued and unpaid dividends thereon, or
(ii)
$25.50 in the case of a redemption on any other date after June 30, 2016 that is not a Series B Conversion Date, plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series B Preferred Shares have been paid to, but excluding, the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the whole constituting the “cash redemption price”). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series B Preferred Share is $25.00.

(b)
In any case of redemption of Series B Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series B Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series B Preferred Shares. Such notice shall be mailed by ordinary unregistered first class prepaid mail addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series B Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series B Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series B Preferred Shares called for redemption, subject to the provisions of paragraph II(14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bank in Canada. Such Series B Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series B Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series B Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective registered holders of such Series B Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series B Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Business Corporations Act (Alberta) as may be applicable, in case a part only of the then outstanding Series B Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors of the Corporation or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors of the Corporation so decides, such shares may be redeemed pro rata (disregarding fractions).
5.	Conversion into Series A Preferred Shares
(a)
The Series B Preferred Shares shall not be convertible prior to June 30, 2021. Holders of Series B Preferred Shares shall have the right to convert on each Series B Conversion Date, subject to the provisions hereof, all or any of their Series B Preferred Shares into Series A Preferred Shares on the basis of one Series A Preferred Share for each Series B Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series B Conversion Date, give notice in writing in accordance with the provisions of clause 2(c) of paragraph II(2) to the then registered holders of the Series B Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series B Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised and be accompanied by a form of exercise notice by which such conversion right may be exercised. On the 30th day prior to each Series B Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series B Preferred Shares of the Annual Fixed Dividend Rate for the Series A Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series B Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of clause 2(c) of paragraph II(2).

(b)
If the Corporation gives notice as provided in paragraph II(4) to the holders of the Series B Preferred Shares of the redemption of all of the Series B Preferred Shares, then the right of a holder of Series B Preferred Shares to convert such Series B Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in clause (a) of this paragraph (5).

(c)
Holders of Series B Preferred Shares shall not be entitled to convert their shares into Series A Preferred Shares if the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series A Preferred Shares, after having taken into account all Series B Preferred Shares tendered for conversion into Series A Preferred Shares and all Series A Preferred Shares tendered for conversion into Series B Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of clause 2(c) of paragraph II(2) to all affected registered holders of the Series B Preferred Shares at least seven days prior to the applicable Series B Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series B Conversion Date, at the expense of the Corporation, to such holders of Series B Preferred Shares who have surrendered for conversion any certificate or certificates representing Series B Preferred Shares, certificates representing the Series B Preferred Shares represented by any certificate or certificates so surrendered.

(d)
If the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series B Preferred Shares, after having taken into account all Series B Preferred Shares tendered for conversion into Series A Preferred Shares and all Series A Preferred Shares tendered for conversion into Series B Preferred Shares, then all of the remaining outstanding Series B Preferred Shares shall be converted automatically into Series A Preferred Shares on the basis of one Series A Preferred Share for each Series B Preferred Share on the applicable Series B Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of clause 2(c) of paragraph II(2) to the then registered holders of such remaining Series B Preferred Shares at least seven days prior to the Series B Conversion Date.

(e)
The conversion right may be exercised by a registered holder of Series B Preferred Shares by notice in writing, in a form provided by the Corporation pursuant to clause (a) of this paragraph (5) or in another form satisfactory to the Corporation (the “Series B Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series B Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series B Conversion Date. The Series B Conversion Notice shall indicate the number of Series B Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series A Preferred Shares are in the Book-Based System, if the Series A Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series B Preferred Shares to be converted, the Series B Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series A Preferred Shares in some other name or names (the “Series A Transferee”) and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series A Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series A Transferee to hold such Series A Preferred Shares. On any conversion of Series B Preferred Shares to Series A Preferred Shares where the holder of the Series B Preferred Shares provides a Series B Conversion Notice designating a Series A Transferee, the Series A Preferred Shares shall be issued in the name of such Series A Transferee; provided however, that such holder pay any applicable security transfer taxes.

(f)
If all remaining outstanding Series B Preferred Shares are to be converted into Series A Preferred Shares on the applicable Series B Conversion Date as provided for in clause (d) of this paragraph (5), the Series B Preferred Shares that holders have not previously elected to convert shall be converted on the Series B Conversion Date into Series A Preferred Shares and the holders thereof shall be deemed to be holders of Series A Preferred Shares at 5:00 p.m. (Toronto time) on the Series B Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series B Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series A Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph II(14).

(g)
Subject to clause (h) of this paragraph (5) and paragraph II(14), as promptly as practicable after the Series B Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series A Preferred Shares registered in the name of the holders of the Series B Preferred Shares converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series B Preferred Shares of the certificate or certificates for the Series B Preferred Shares converted. If only a part of such Series B Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series B Conversion Notice, the Series B Preferred Shares converted into Series A Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph II(14), to deliver to the holders of the Series B Preferred Shares converted share certificates representing the Series A Preferred Shares into which such shares have been converted.

(h)
The obligation of the Corporation to issue Series A Preferred Shares upon conversion of any Series B Preferred Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series A Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;
(ii)	the issuing of such Series A Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or
(iii)	for any reason beyond its control, the Corporation is unable to issue Series A Preferred Shares or is unable to deliver Series A Preferred Shares.
(i)
The Corporation reserves the right not to deliver Series A Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series A Preferred Shares, and the Corporation shall attempt to sell such Series A Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series A Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series A Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation.

6.	Liquidation, Dissolution or Winding- up
In the event of a Liquidation, the holders of the Series B Preferred Shares shall be entitled to receive $25.00 per Series B Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series B Preferred Shares have been paid to, but excluding, the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A Participating Shares or the Class B Non-Voting Participating Shares or to the holders of any other shares ranking junior to the Series B Preferred Shares in any respect. After payment to the holders of the Series B Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.
7.	Voting Rights
The holders of the Series B Preferred Shares will not be entitled to receive notice of, to attend, or vote at any meeting of the shareholders of the Corporation, other than as provided by applicable law.
In the event that, at any time, the Corporation has failed to pay eight quarterly dividends on the Series B Preferred Shares which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends, the Corporation shall take all necessary steps to nominate for election to the Board of Directors of the Corporation one independent candidate proposed by the holders of the Series A Preferred Shares, the Series B Preferred Shares and the holders of any other preferred shares in the capital of the Corporation in whose favour any similar right to nominate upon failure by the Corporation to pay dividends is then in force, all holders of such preferred shares to be considered together as one class for the purpose of proposing such candidate.
Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Corporation’s failure to pay such dividends as described in the foregoing paragraph, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Corporation. Until all such dividends are paid in full, the Corporation shall take all necessary steps to nominate such a nominee for election at each annual shareholders’ meeting thereafter. When such dividends are paid in full, the foregoing obligations of the Corporation in this paragraph (7) shall be extinguished and such nominee, if then a member of the Board of Directors of the Corporation, shall forthwith resign. If the conditions give rise to an obligation to nominate under this paragraph (7), the Corporation shall establish such procedures and protocols as it may consider necessary or desirable in order to govern the process by which the applicable shareholders shall select the candidate to be proposed for nomination by the Corporation and to otherwise give effect to the foregoing provisions.
The obligation to nominate described in this paragraph (7) shall become effective again at such time as the Corporation has again failed to pay eight quarterly dividends on the Series B Preferred Shares, which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends.
8.	Restrictions on Partial Redemption or Purchase
So long as any of the Series B Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series B Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series B Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

9.	Restrictions on Payment of Dividends and Reduction of Junior Capital
So long as any of the Series B Preferred Shares are outstanding, the Corporation shall not:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series B Preferred Shares) on the Class A Participating Shares or the Class B Non-Voting Participating Shares or any other shares of the Corporation ranking junior to the Series B Preferred Shares with respect to payment of dividends; or

(b)
call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series B Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series B Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series B Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in clauses (a) and (b) of this paragraph (9).
10.	Issue of Additional Preferred Shares
No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series B Preferred Shares without the prior approval of the holders of the Series B Preferred Shares given as specified in paragraph II(11), nor shall the number of Series B Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of Class 2 Preferred Shares of the Corporation and, if all dividends then payable on the Series A Preferred Shares and Series B Preferred Shares shall have been paid or set apart for payment, from issuing additional Series A Preferred Shares, Series B Preferred Shares and/or shares of any such additional series of Class 2 Preferred Shares.
11.	Sanction by Holders of Series B Preferred Shares
The approval of the holders of the Series B Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series B Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series B Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series B Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series B Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series B Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series B Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series B Preferred Shares. Notice of any such original meeting of the holders of the Series B Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series B Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series B Preferred Shares held by such holder.
12.	Tax Election
The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series B Preferred Shares shall be required to pay tax on dividends received on the Series B Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect.
13.	Withholding Taxes
(a)
Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series B Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series B Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada), or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(b)	For greater certainty, and notwithstanding any other provision of this Schedule, the Corporation shall not be required to pay any tax which may be:
(i)	imposed upon the person or persons to whom Series A Preferred Shares are issued,
(ii)	payable in respect of the issuance of such Series A Preferred Shares or a certificate therefor, or

(iii)	payable in respect of any transfer involved in the issuance and delivery of any certificate in the name or names other than that of the holder of the Series B Preferred Shares, in connection with the conversion of Series B Preferred Shares into Series A Preferred Shares.
The Corporation may refuse to issue any Series A Preferred Share or deliver any such Series A Preferred Share certificate unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or is otherwise not required to be paid in the circumstances.
14.	Book-Based System
(a)
Subject to the provisions of clauses (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs II(1) through II(13) of these share provisions, the Series B Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series B Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series B Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to clause (c) of this paragraph (14), no beneficial holder of Series B Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs II(1) through II(13), so long as the System Operator is the registered holder of the Series B Preferred Shares:
(i)
the System Operator shall be considered the sole owner of the Series B Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series B Preferred Shares or the delivery of Series A Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)
the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series B Preferred Shares, the cash redemption price for the Series B Preferred Shares or certificates for Series A Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series B Preferred Shares.

(c)
If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series B Preferred Shares from the Book-Based System, then clauses (a) and (b) of this paragraph (14) shall no longer be applicable to the Series B Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series B Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)
The provisions of paragraphs II(1) through II(13) and the exercise of rights of redemption and conversion, with respect to Series B Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

15.	Wire or Electronic Transfer of Funds
Notwithstanding any other right, privilege, restriction or condition attaching to the Series B Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series B Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series B Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series B Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series B Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.
16.	Amendments
The provisions attaching to the Series B Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Business Corporations Act (Alberta), with any such approval to be given in accordance with paragraph II(11) and with any required approvals of any stock exchanges on which the Series B Preferred Shares may be listed.